Voyager Entertainment International, Inc. Obtains $5 Million in Bridge Funding; Enters Into Agreement With Technology Capital & Markets, Inc.


Thursday July 11, 8:31 AM EDT

LAS VEGAS, Jul 11, 2002 (BUSINESS WIRE) -- Voyager Entertainment International, Inc., (VEII) an entertainment/development company, announced that they have entered into an agreement with Technology Capital & Markets, Inc. ("TCM") whereby TCM will buy 5% ownership of Voyager Entertainment Holdings, Inc., the Company's wholly owned operations company specifically established to separate VEII's Las Vegas project cash flows from other operations owned by VEII, for $5 million. TCM will provide VEII with an investment of five million dollars ($5,000,000) in exchange for five percent of the common stock of Voyager Entertainment Holdings, Inc.
Voyager Entertainment International, Inc., is an entertainment development company that will build the "World's Largest and Tallest Observation (Ferris) Wheel". The 560-foot tall high-tech attraction will have the capacity of 7,000,000 guests per year with the average individual ride ticket of $18.00 USD. Each wheel consists of 36 sky cruisers seating 16 passengers and making a complete revolution ("the ride") every 27 minutes. Each Sky Cruiser consists of its own galley and lavatory to achieve the maximum comfort and safety for its passengers. This new concept and advanced technology far surpasses that of London Eye Ferris Wheel, which has achieved the phenomenal success of approximately 4,000,000 riders per year. For more about Voyager, go to http://www.voyager-ent.com and click on company video.

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.
CONTACT: Voyager Entertainment International, Inc., Las Vegas Richard Hannigan, 702/221-8070 or
                  Investor Relations Services, Inc., New Smyrna Beach, Fla. Gary Frank, 386/409-0200
                  VEII@invrel.net

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